

Mail Stop 7010

March 16, 2007

David M. Minnick, Secretary
Stifel Financial Corp.
One Financial Plaza
501 North Broadway
St. Louis, Missouri 63102-2102

> Re: **Stifel Financial Corp.**
> **Preliminary Schedule 14A**
> **Filed on March 7, 2007**
> **File No. 0-09305**

Dear Mr. Minnick:

We have limited our review of your filing to those issues we have addressed on our comments.

<u>General</u>

1. Please submit on EDGAR a letter executed by the company that contains the Tandy language.

2. We note your response to comment 3 in our letter dated February 23, 2007. However, we are referring to the Form 8-K for Item 5.02 filed on May 16, 2006, which was dated May 9, 2006. Please advise.

3. We note your response to comment 4 in our letter dated February 23, 2007. However, the facts in your situation fall squarely in the example set forth in Note A to Schedule 14A, in part *because* shareholders did not get to vote on the merger. Therefore, please revise to include all information required by Items 11, 13 and 14 of Schedule 14A.

4. We reissue comment 5 in our letter dated February 23, 2007. Please disclose whether or not you received any report or appraisal regarding the acquisition of Ryan Beck. If so, please provide the information required by Item 14(b)(6) of Schedule 14A. We note the disclosure in your press release that Citigroup Corporate and Investment Banking acted as exclusive financial advisor to Stifel Financial in connection with the transaction.

Proposal 1, page 9

Background, page 9

5.   We note your response to comment 12 in our letter dated February 23, 2007. However, we do not see your disclosure in the filing. Please clarify the relationship of the optionholders to the merger parties.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please direct questions to Brigitte Lippmann at (202) 551-3713. You may also call the undersigned Branch Chief at (202) 551-3767, who supervised the review of your filing.

                                        Sincerely,

                                        Jennifer Hardy
                                        Branch Chief

cc: Robert J. Endicott, Esq.
        Bryan Cave LLP
        One Metropolitan Square
        211 North Broadway, Suite 3600
        St. Louis, MO 63102-2750